Mail Stop 4561

April 9, 2010

Qiaozhen Chen
Principal Executive Officer
Genemen, Inc.
34721 Myrtle Court
Winchester, CA 92596

> **Re:** **Genemen, Inc.**
> **Form 10-KSB for the fiscal year ended May 31, 2009**
> **Filed on August 18, 2009**
> **File No. 000-52222**

Dear Mr. Chen:

We have completed our review of your Forms 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen Krikorian
Accounting Branch Chief